JOHN HANCOCK TRUST
601 Congress Street
Boston, MA 02210-2805
March 30, 2010
VIA EDGAR
Alison White, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Hancock Trust / Post-Effective Amendment to Form N-1A Registration Statement (Filed February 22, 2010) (File Nos. 2-94157; 811-4146)
Dear Ms. White:
This letter responds to the comments of the staff of the Securities and Exchange Commission (“Commission”), which were conveyed to me by telephone on March 24, 2010 with respect to post-effective amendment No. 90 to the registration statement on Form N-1A (the “Amendment”) of John Hancock Trust (“JHT” or the “Registrant”) which was filed with the Commission via EDGAR on February 22, 2010. Capitalized terms used herein have the meanings given them in the Amendment.
The staff’s comments are set forth below. Changes in response to the staff’s comments as described below will be made in JHT’s filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended.
Comment 1. General: Please verify the series and class identifiers for each fund. Funds that have changed names list the series identifiers relating to the prior name of the fund (for example, New Income Trust, Strategic Income Opportunities Trust and Core Diversified Growth & Income Trust)
Response: The series and class identifiers will be reviewed and the requested changes will be made as appropriate.
Comment 2. General: Please add disclosure to comply with the proxy disclosure enhancement rules.
Response: The SAI will be updated to reflect the recent amendments to Item 22 of Schedule 14A and the related amendments to Form N-1A, Item 17, relating to fund management.

Alison White, Esq.
March 31, 2010

Comment 3. General: In the “Annual Fund Operating Expenses” tables, please update the information in the table for the year ended December 31, 2009. Contractual fee waivers are only permitted in the table if the waiver reduces expenses. Voluntary fee waivers should not be included in the table.
Response: The requested changes will be made.
Comment 4. General: In the “Annual Fund Operating Expenses” tables for each of the American Feeder Funds, please show the combined expenses of both the master fund and the feeder fund as required by Form N-1A, Item 3, Instruction 1(d)(i).
Response: The requested changes will be made.
Comment 5. General: Please do not include risk disclosure in the “Principal Investment Strategies” sections of the prospectus. For example, for the 500 Index Trust, do not include the sentence: “An investment in the fund involves risks similar to the risks of investing directly in the equity securities included in the S&P 500 Index.” This sentence should be moved to the “Principal Risks of Investing in the Fund” section of the prospectus or deleted.
Response: The disclosure will be moved to the “Principal Risks of Investing in the Fund” section of the prospectus.
Comment 6. General: In the “Principal Investment Strategies” sections of the prospectus, please do not include cross references to other sections of the prospectus. For example, do not include a cross reference to “Economic and Market Events” in the “Additional Information about the Funds’ Principal Risks”, to “Hedging and Other Strategic Transactions” in the SAI and to additional information on money market instruments and certain other instruments in the SAI (see page 22).
Response: The requested changes will be made.
Comment 7. General: Pursuant to Form N-1A, Item 4(b)(1)(iii), if a fund is not sold through a bank or other FDIC insured institution, please delete disclosure regarding the fund’s not being guaranteed or insured by the FDIC.
Response: This disclosure appears in and will be deleted from the prospectus summary of the Bond Trust.
Comment 8. General: If a fund invests significantly in high yield securities or emerging market securities, include a separate risk for each such type of securities. This comment applies in particular to the American New World Trust, Balanced Trust and Capital Appreciation Trust but also applies to other funds.
Response: The requested changes will be made.

Alison White, Esq.
March 31, 2010

Comment 9. General: Please include as a separate risk for each fund that is not a money market fund disclosure that an investor may lose money in the fund. See Form N-1A, Item 4(b)(1)(ii).
Response: The requested changes will be made.
Comment 10. General: For each fund that invests in hybrid investments, please include a separate risk regarding these investments. In addition, please remove any cross references to the SAI disclosure regarding the risks of investing in hybrid investments.
Response: The requested changes will be made.
Comment 11. General: In the “Past Performance” sections of the prospectus, please update the performance information to reflect information for the year ended December 31, 2009. Please also move any footnotes (including any description of a secondary index) that are not permitted by Item 4 of Form N-1A to the preamble section of this disclosure.
Response: The requested changes will be made.
Comment 12. General: In the “Past Performance” sections of the prospectus, the footnotes stating that a return for an index may be calculated from the month end closest to the inception date of the index should be moved to parentheticals under the headings “Average Annual Total Return.”
Response: The requested changes will be made or the footnotes will be deleted.
Comment 13. General: For the International Equity Index Trust A and International Equity Index Trust B, the primary index should be gross of withholding tax. The index net of withholding tax (which shows a lower return) may be used as a secondary benchmark.
Response: The Registrant believes that it should have flexibility is selecting primary indices and that the appropriate primary index for the fund should be net of foreign withholding taxes. This index provides a more accurate benchmark comparison because the fund is subject to such withholding taxes.
Comment 14. General: For each fund, the disclosure regarding the length of time a portfolio manager has managed the fund should not include the phrase “since inception” but should instead state the actual date.
Response: The requested changes will be made.
Comment 15. Active Bond Trust: Please either explain why high yield security risk is not a principal risk of investing in the fund or add high yield security risk as a principal risk.
Response: High yield security risk will be added as a principal risk for this fund.
Comment 16. Alpha Opportunities Trust: Please either explain why emerging market risk is not a principal risk of investing in the fund or add emerging market risk as a principal risk.

Alison White, Esq.
March 31, 2010

Response: Emerging market risk will be added as a principal risk for this fund.
Comment 17. American Asset Allocation Trust: Please either explain why high yield security risk is not a principal risk of investing in the fund or add high yield security risk as a principal risk.
Response: High yield security risk will be added as a principal risk for this fund.
Comment 18. American High-Income Bond Trust:
(a) Please either explain why high yield security risk is not a principal risk of investing in the fund or add high yield security risk as a principal risk.
(b) Under “Fees and Expenses,” the Year 1 Expense Example does not appear to be correct given the expenses set forth under “Annual Fund Operating Expenses.”
Response:
(a) High yield security risk will be added as a principal risk for this fund.
(b) The Year 1 Expense Example will be reviewed and corrected as appropriate.
Comment 19. American New World Trust: Under “Fees and Expenses,” the Year 1 Expense Example does not appear to be correct given the expenses set forth under “Annual Fund Operating Expenses.”
Response: The Year 1 Expense Example will be reviewed and corrected as appropriate.
Comment 20. Emerging Markets Value Trust: Given the fund’s name and investment strategy, emerging market risk should be added as a principal risk.
Response: Emerging market risk will be added as a principal risk for this fund.
Comment 21. Global Bond Trust: Please add emerging market risk as a principal risk.
Response: Emerging market risk will be added as a principal risk for this fund.
Comment 22. High Yield Trust and U.S. High Yield Trust: Please add high yield security risk as a principal risk.
Response: High yield security risk will be added as a principal risk for this fund.
Comment 23. Income Trust: Please add high yield security risk as a principal risk. Please remove the cross reference to temporary defensive investing.
Response: High yield security risk will be added as a principal risk for this fund and the cross reference will be deleted.

Alison White, Esq.
March 31, 2010

Comment 24. International Equity Index Trust A and International Equity Index Trust B: The description of the indices in footnotes C and E to the table of Average Annual Total Returns for the International Equity Index Trust A and footnotes B and C to the table of Average Annual Total Returns for the International Equity Index Trust B should be moved to the preamble to the expense table.
Response: The footnotes will be deleted. See Form N-1A, Item 4, Instruction 2(c).
Comment 25. Each Lifecycle Trust: Please move to the Principal Risks section of the fund summaries in the prospectus the disclosure stating that “there is no guarantee that the subadviser will correctly predict the market or economic conditions and, as with other mutual fund investments, you could lose money even if the fund is at or close to its designated retirement year or in its post-retirement stage.”
Response: The requested changes will be made.
Comment 26. New Income Trust and Real Return Bond Trust: Please delete from the Annual Fund Operating Expenses table footnote 1 regarding short sales. If needed, this information may be included in the table as a separate line item. See Form N-1A, Item 3, Instruction 3(c)(iii).
Response: The note will be deleted.
Comment 27. New Income Trust: In the Principal Investment Strategies section, please disclose that high yield securities may also be referred to as “junk bonds”. This section has two references to investing up to 5% of the fund’s assets in high yield securities, please delete one of the references.
Response: The requested changes will be made.
Comment 28. Overseas Equity Trust and Strategic Income Opportunities Trust: Please delete the footnotes regarding the advisory fee waiver unless it is a contractual waiver that reduces fund expenses.
Response: The requested changes will be made as appropriate.
Comment 29. Compensation of Financial Intermediaries: The disclosure regarding the American Fund marketing expense allowance should be moved to a different section of the statutory prospectus since General Instruction C.3.(b) of Form N-1A requires that only disclosure regarding compensation of financial intermediaries be included in this section.
Response: This disclosure will be moved to a different section of the prospectus.
Comment 30. Temporary Defensive Investing: Please list the funds to which this disclosure applies.
Response: Disclosure identifying the funds will be added.

Alison White, Esq.
March 31, 2010

Comment 31. Expense Recapture: Please list the fund to which this disclosure applies.
Response: Disclosure identifying the funds will be added.
Comment 32. Other Permitted Investments by the Funds of Funds: Please list the funds to which this disclosure applies.
Response: Disclosure identifying the funds will be added.
Comment 33. Additional Information about the Funds of Funds’ Principal Risks and Investment Policies: Please list the funds to which this disclosure applies.
Response: In the Registrant’s view, the requested change would result in extensive and duplicative additional disclosure without substantively improving the current disclosure. The summary in the prospectus for each fund of funds includes summary descriptions of the principal risks applicable to the fund; the table of contents to the prospectus directs an investor seeking additional information about such risks to “Additional Information about the Fund of Funds’ Principal Risks”; and the introductory paragraph to that section will make clear that the particular risks summarized in the fund of funds summary are more fully described — in alphabetical order — in the section.
Comment 34. Additional Information about the Funds’ Principal Risks: Please list the funds to which this disclosure applies.
Response: In the Registrant’s view, the requested change would result in extensive and duplicative additional disclosure without substantively improving the current disclosure. The summary in the prospectus for each fund includes summary descriptions of the principal risks applicable to the fund; the table of contents to the prospectus directs an investor seeking additional information about such risks to “Additional Information about the Funds’ Principal Risks”; and the introductory paragraph to that section makes clear that the particular risks summarized in the fund summary are more fully described — in alphabetical order — in the section.
Comment 35. Subadvisers and Portfolio Managers: Please provide the five year employment history for Joshua Kuhnert, a portfolio manager for Declaration Management & Research LLC.
Response: The requested change will be made.
Comment 36. Subadvisers and Portfolio Managers: Under “Jennison,” please correct the typographical error referring to “September 30, 20089.”
Response: The typographical error will be corrected.
Comment 37. Subadvisers and Portfolio Managers: For any portfolio manager that is part of a team of portfolio managers, please describe the portfolio manager’s role on the team.

Alison White, Esq.
March 31, 2010

Response: The Registrant will comply with the requirements of Item 5(b) of Form N-1A regarding the disclosure for portfolio managers that are part of a team.
Comment 38. Back Cover of the Prospectus: The SEC phone number should be the number listed in Form N-1A, not 1-800-SEC-0330.
Response: The phone number will be changed.
Per the SEC staff’s request, the Registrant acknowledges the following:
•	it is responsible for the adequacy and accuracy of the disclosure in the Amendment;

•	Staff comments or changes to disclosure in response to staff comments on the Amendment do not foreclose the Commission from taking any action with respect to the Amendment; and

•	it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please call me at 617-663-2166 or Kit Sechler at 617 663-2197 if you have any questions.

Very truly yours,
/s/ Betsy Anne Seel
Betsy Anne Seel,
Senior Counsel